SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

/X/	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required, effective October 7, 1996] for the year ended December 31, 2009.

OR

/_/	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-12551

A.           Full title of the Plan:

Nashua Corporation Employees’ Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cenveo, Inc.
One Canterbury Green
201 Broad Street
Stamford, CT 06901

Audited Financial Statements and
supplemental schedule

Nashua Corporation Employees’ Savings Plan
Years Ended December 31, 2009 and 2008

Nashua Corporation Employees’ Savings Plan

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants
Nashua Corporation Employees’ Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Nashua Corporation Employees’ Savings Plan (the Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Nashua Corporation Employees’ Savings Plan as of December 31, 2009, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Newman and Noyes, LLC
Manchester, New Hampshire
June 29, 2010

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants
Nashua Corporation Employees’ Savings Plan

We have audited the accompanying statement of net assets available for benefits of Nashua Corporation Employees’ Savings Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Boston, Massachusetts
June 19, 2009

Nashua Corporation Employees’ Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments, at fair value	$51,998,876	$47,810,021
Interest-bearing cash	9,608	113,939
Total investments	52,008,484	47,923,960

Receivables:
Employer’s contribution	-	36,187
Net assets available for benefits at fair value	52,008,484	47,960,147

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	211,829	650,483
Net assets available for benefits	$52,220,313	$48,610,630

See accompanying notes.

Nashua Corporation Employees’ Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2009	2008
Additions
Interest and dividends	$994,453	$2,137,117
Net appreciation (depreciation) in fair value of investments	10,128,081	(22,597,143)
	11,122,534	(20,460,026)
Contributions:
Participants	1,820,204	2,274,205
Employer	172,095	853,047
Rollovers	109,908	43,676
	2,102,207	3,170,928
Total additions – net of investment income (loss)	13,224,741	(17,289,098)

Deductions
Benefits paid	9,599,615	6,848,289
Administrative expenses	15,443	15,562
Total deductions	9,615,058	6,863,851
Net increase (decrease)	3,609,683	(24,152,949)

Net assets available for benefits at beginning of year	48,610,630	72,763,579
Net assets available for benefits at end of year	$52,220,313	$48,610,630

See accompanying notes.

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements

December 31, 2009

1. Description of Plan

The following description of the Nashua Corporation Employees’ Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees, as defined in the Plan, of Nashua Corporation (the Company), which is now owned by Cenveo, Inc. On September 15, 2009, Cenveo, Inc. acquired all of the stock of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Funding

Each year, participants may contribute from 1% up to 100% of pretax annual compensation, as defined in the Plan and subject to Internal Revenue Service limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Plan was amended to eliminate the employer contribution, excluding employees under collective bargaining agreements in Nebraska and California. This change was effective January 1, 2009. Prior to the Amendment employer contributions were 50% of the first 7% of base compensation that a participant contributes to the plan.

The Plan also provides that eligible employees may receive a profit sharing contribution. Such amount, if any, is determined by the management of the Company. For both the years ended December 31, 2009 and 2008, there were no profit sharing contributions.

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Upon enrollment, participants can direct their contributions and the Company’s matching contributions into any of the Plan’s fund options. Participants may change their investment options daily.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions, plan earnings, and expenses, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in all contributions, plus actual earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000, or 50%, of their vested account balance. Loan terms range from one year to five years, or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account, and bear interest at a fixed rate commensurate with local prevailing rates, as determined quarterly by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account, or elect to receive other optional forms of payment as described in the Plan document.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. Refer to Note 9 regarding a merger of the plan.

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are valued at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The fair value of participation units owned by the Plan in the common/collective trust (Fidelity Managed Income Portfolio) is based upon the fair value of the underlying investments. The participant loans are valued at their outstanding balances, which approximate fair value.

Investments in the Company stock fund are measured in units of participation, and include shares of Company stock, short-term investments, and, at times, receivables and payables arising from unsettled stock trades. The trustee determines a daily net asset value (NAV) for each unit.

The Fidelity Managed Income Portfolio invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Substantially all expenses of the Plan are paid by the Company. Certain expenses related to participant loans are paid by the Plan through a reduction of participant accounts.

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) – Fair Value Measurements and Disclosures (ASU 2010-06) to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Levels 1, 2, and 3 of fair value measurements are defined in Note 4. The Plan will adopt this new accounting standards update in the year ending December 31, 2010 except for the provisions of this update that will be effective in the year ending December 31, 2011. The Plan is currently evaluating the impact of its pending adoption on the Plan’s financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation in accordance with new updates under Accounting Standards Codification (ASC) 820 - Fair Value Measurements and Disclosures (Note 4).

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2009 and 2008, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Appreciation (Depreciation) in Fair
	Value of Investments
	2009	2008

Shares of common stock	$893,086	$(669,005)
Shares of mutual funds	9,234,995	(21,928,138)
Net appreciation (depreciation) in fair value of investments	$10,128,081	$(22,597,143)

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2009	2008

Fidelity Managed Income Portfolio (contract value) **	$11,603,419	$12,709,418
Fidelity Contrafund	5,681,050	4,818,101
Fidelity Growth Company Fund	5,139,710	4,176,707
Fidelity Magellan Fund	3,979,375	3,270,086
Fidelity Freedom 2010 Fund	3,830,286	3,971,460
Morgan Stanley Institutional Fund, Inc, – Emerging Markets Portfolio	2,908,370	*
Fidelity US Bond Index	*	2,693,526
*	Investment is less than 5% threshold.
**	The fair value of the Plan’s investment in the Fidelity Managed Income Portfolio was $11,391,590 and $12,058,935 at December 31, 2009 and 2008, respectively.

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)
4. Fair Value Measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of fair value hierarchy as follows:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used as of December 31, 2009 and 2008, and for the years then ended.

Common stocks, corporate bonds, and U.S. government securities	–	Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds	–	Valued at the NAV of shares held by the plan at year end.
Participant loans	–	Valued at amortized cost, which approximates fair value.
Common/collective trust	–	Valued at the NAV provided by Fidelity. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value, or reflective of future fair values. Furthermore, while we believe our valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by fair value hierarchy level, the Plan’s assets at fair value as of December 31, 2009 and 2008:

Assets at fair value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$9,608	$–	$–	$9,608
Mutual funds		–	–
Mid/large cap	28,390,688	–	–	28,390,688
International	5,052,305	–	–	5,052,305
Fixed income	3,246,853	–	–	3,246,853
Small cap	1,179,776	–	–	1,179,776
Common stocks	631,536	–	–	631,536
Common/collective trust	–	11,391,590	–	11,391,590
Participant loans	–	–	2,106,128	2,106,128
Total assets at fair value	$38,510,766	$11,391,590	$2,106,128	$52,008,484

Assets at fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$113,939	$–	$–	$113,939
Mutual funds		–	–
Mid/large cap	25,026,154	–	–	25,026,154
Fixed income	3,885,128	–	–	3,885,128
International	3,155,794	–	–	3,155,794
Small cap	920,039	–	–	920,039
Common stocks	825,776	–	–	825,776
Common/collective trust	–	12,058,935	–	12,058,935
Participant loans	–	–	1,938,195	1,938,195
Total assets at fair value	$33,926,830	$12,058,935	$1,938,195	$47,923,960

The following table sets forth information summarizing the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2009 and 2008:

Participant Loans	2009	2008

Beginning balance	$1,938,195	$2,064,958
Issuances and settlements (net)	167,933	(126,763)
Ending balance	$2,106,128	$1,938,195

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, liquidity, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated April 15, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified, and the related trust is tax exempt.

7. Related Party Transactions

The Plan holds units of common/collective trust funds managed by Fidelity Management Trust Company, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Nashua Corporation Employees’ Savings Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for plan benefits per the financial statements to Form 5500 as of December 31, 2009 and 2008:

	2009	2008

Net assets available for plan benefits per financial statements	$52,220,313	$48,610,630
Less: adjustments from fair value to contract value for fully benefit-responsive investment contracts	211,829	650,483
Less: employer’s contribution receivable	-	36,187
Net assets available for plan benefits per Form 5500	$52,008,484	$47,923,960

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2009:

Net increase per the financial statements	$3,609,683
Change in contributions receivable difference	36,187
Change in fair value adjustment for fully-benefit responsive investment contracts	438,654
Net income per the Form 5500	$4,084,524

9. Subsequent Event

On September 15, 2009, the Company was acquired by Cenveo, Inc. Effective June 18, 2010 the Plan was merged into the Cenveo 401(K) Savings and Retirement Plan.

Supplemental Schedule

Nashua Corporation Employees’ Savings Plan

EIN:  02-0170100 Plan Number:  010

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2009

Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

Fidelity Management Trust Company:
	Common/Collective Trust
	*Managed Income Portfolio 11,603,418	$11,391,590
	Mutual Funds
	*Contrafund, 97,478 shares	5,681,050
	*Growth Company Fund, 74,510 shares	5,139,710
	*Magellan Fund, 61,868 shares	3,979,375
	*Freedom 2010 Fund, 306,178 shares	3,830,286
	Morgan Stanley Institutional Fund, Inc, – Emerging Markets Portfolio, 125,958 shares	2,908,370
	*Equity-Income Fund, 65,789 shares	2,574,981
	*Freedom 2020 Fund, 154,110 shares	1,934,078
	*Diversified International Fund, 64,975 shares	1,819,310
	*U.S. Bond Index Fund, 154,077 shares	1,704,093
	Goldman Sachs Mid Cap Value Fund, 57,749 shares	1,684,553
	*Spartan U.S. Equity Index Fund, 30,693 shares	1,210,240
	*Capital and Income Fund, 141,127 shares	1,216,512
	Rice Hall James Micro Cap Fund, 76,923 shares	1,034,609
	*Freedom 2030 Fund, 79,785 shares	988,532
	*Freedom 2015 Fund, 38,790 shares	404,194
	*Freedom 2025 Fund, 34,179 shares	355,122
	*Freedom 2040 Fund, 46,703 shares	334,397
	*Spartan International Index Fund, 9,705 shares	324,625
	*Freedom Income Fund, 24,638 shares	264,613
	Hartford SMCO HLS IA, 10,201 shares	145,167
	*Spartan Extended Market Index Fund, 2,325 shares	70,675
	*Freedom 2035 Fund, 6,289 shares	64,521
	*Freedom 2005 Fund, 6,200 shares	62,192
	*Freedom 2000 Fund, 5,430 shares	61,635
	*Freedom 2050 Fund, 4,688 shares	39,146
	*Freedom 2045 Fund, 4,093 shares	34,671
	Brokerage Account
	Common stock	147,677
	Mutual funds	2,965
	Cash	8,587
		159,229

Nashua Corporation Employees’ Savings Plan

EIN:  02-0170100 Plan Number:  010

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

Common Stock Fund
*Cenveo Corporation	Cenveo Corporation Common Stock, 55,298 shares	483,859
Interest-Bearing Cash	Cash	1,021
		484,880

* Participant Loans	5.00% to 11.50%	2,106,128
		$52,008,484

* Indicates a party-in-interest to the Plan.

   Note: Cost information is not included because all investments are participant directed.

SIGNATURES

NASHUA CORPORATION EMPLOYEES’ SAVINGS PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the Nashua Corporation Employees’ Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NASHUA CORPORATION
EMPLOYEES’ SAVINGS PLAN

Date: June 29, 2010	By	/s/ Mark S. Hiltwein
Mark S. Hiltwein
Chief Financial Officer